John Reynolds
United States Securities and Exchange Commission
Division of Corporate Finance

April 27, 2010

Re: Marley Coffee Inc.
Amendment No. 4 to
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed March 22, 2010
File No. 000-52161

Dear Mr. Reynolds

We are in receipt of your comment letter dated April 6, 2010 for the above-mentioned filing.  Our replies are set out below:

Form 10-K/A for Fiscal Year Ended January 31, 2009

Item 9A- Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

1.
In future filings, including this Form 10-K/A, we confirm that we will revise to clarify, if true, that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

2.
We have amended our Form 10-K to disclose management’s revised conclusion on the effectiveness of our disclosure controls and procedures as of January 31, 2009 and any remediation plans that have been or will be enacted.

Section 302 Certifications

3.	We confirm that we have revised our Section 302 certifications to comply with the language required by Item 601(31) of Regulation S-K and will do so in all future filings.

We acknowledge the following:

-	we are responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided a blackline version of the amended filings to expedite your review.

Sincerely,
“Shane Whittle”
Shane Whittle
President Marley Coffee Inc.